Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-172554 and 333-172554-01

AMENDED PRICING SUPPLEMENT NO. 2011-MTNDG0049 DATED JUNE 24, 2011

(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)

MEDIUM-TERM NOTES, SERIES D

This Amended Pricing Supplement is being distributed and filed to amend the figure in the Risk Factor “The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” on PS-6.

CITIGROUP FUNDING INC.

10,000 Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM

due December 21, 2016

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•

The notes will mature on December 21, 2016. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold a principal payment in cash equal to $1,000 plus a note return amount, which may be positive or zero.

•

The note return amount will be based on the final index return percentage which will equal the arithmetic average of the percentage change in the closing value of the Dow Jones Industrial AverageSM from the pricing date to each of eleven valuation dates (each, an “interim index return percentage”).

•

If the final index return percentage is greater than 0%, the note return amount for each note will equal the product of (a) $1,000, (b) the final index return percentage, and (c) a participation rate of 105%.

•	If the final index return percentage is less than or equal to 0%, the note return amount for each note will equal zero.

•

The notes will bear interest at the fixed per annum rate of 0.50%. Interest on the notes is payable semi-annually on each June 21 and December 21, beginning on December 21, 2011 and ending on the maturity date (each, an “interest payment date”).

•	We will not apply to list the notes on any securities exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.

The “Dow Jones Industrial AverageSM” is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC (“CME”) and has been licensed for use. “Dow Jones®”, “Dow Jones Industrial AverageSM”, “Dow Jones Indexes” and “DJIA” are service marks of Dow Jones Trademark Holdings LLC (“Dow Jones”), have been licensed to CME and have been sublicensed for use for certain purposes by Citigroup Global Markets Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates (collectively the “Corporations”) and the Corporations make no representation regarding the advisability of investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price(1)	$1,000.0000	$10,000,000.00
Underwriting Fee(1)	$35.0000	$350,000.00
Proceeds to Citigroup Funding Inc.	$965.0000	$9,650,000.00

(1)	The actual public offering price and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of the notes purchased by that investor. The lowest price payable by an investor is $990.00 per note. You should refer to “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

        Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $35.00 for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $35.00 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35.00 for each note they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $35.00 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about June 29, 2011 (three business days after the pricing date).

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due December 21, 2016, or the notes, are investments linked to an equity index offered by Citigroup Funding Inc. having a maturity of approximately 5.5 years. The return on the notes and the payment at maturity are based on the final index return percentage, which will equal the arithmetic average of the percentage change in the closing value of the Dow Jones Industrial AverageSM from the pricing date to each of eleven valuation dates (each, an “interim index return percentage”). Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold a payment equal to $1,000 plus a note return amount that depends on the final index return percentage. If the final index return percentage is greater than 0%, the note return amount for each note will equal the product of (a) $1,000, (b) the final index return percentage, and (c) a participation rate of 105%. If the final index return percentage is less than or equal to 0%, the note return amount for each note will equal zero and the payment you receive at maturity for each note you hold will equal $1,000, the amount of your original investment in the notes.

From and including the issue date to and including the maturity date, the notes will bear interest at the fixed per annum rate of 0.50%. Interest on the notes is payable semi-annually on each December 21 and June 21, beginning on December 21, 2011 and ending on the maturity date (each, an “interest payment date”).

The notes mature on December 21, 2016 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Any Interest or Dividend Payments on the Notes?

The notes will bear interest at the fixed per annum rate of 0.50%. Interest on the notes is payable semi-annually on each June 21 and December 21, beginning on December 21, 2011 and ending on the maturity date. However, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Dow Jones Industrial AverageSM. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date. If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.

What Will I Receive at Maturity of the Notes?

The notes will mature on December 21, 2016. At maturity, you will receive for each note you hold a principal payment in cash equal to the sum of $1,000 and a note return amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the final index return percentage, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the notes.

How Will the Note Return Amount Be Calculated?

The note return amount will depend on the final index return percentage. If the final index return percentage is greater than 0%, the note return amount for each note will equal the product of (a) $1,000, (b) the final index return percentage, and (c) a participation rate of 105%. If the final index return percentage is less than or equal to 0%, the note return amount for each note will equal zero.

For more specific information about the “note return amount” and the final index return percentage,” and for information on the effect of a market disruption event on the determination of the note return amount and the final index return percentage, please see “— How Is the Final Index Return Percentage Defined?” in this section and “Description of the Notes — Note Return Amount” in this pricing supplement.

How Will the Final Index Return Percentage Be Calculated?

The final index return percentage will equal the arithmetic average of the eleven interim index return percentages. Each interim index return percentage will equal the percentage change in the closing value of the Dow Jones Industrial AverageSM from the pricing date to the relevant valuation date expressed as the following fraction:

Ending Index Value — Starting Index Value

Starting Index Value

The starting index value is 11,934.58, the closing value of the underlying index on the pricing date.

The ending index value will equal the closing value of the underlying index on the relevant valuation date.

The pricing date was June 24, 2011, the date on which the notes were initially priced for sale to the public.

The valuation dates will be December 27, 2011; June 25, 2012; December 24, 2012; June 24, 2013; December 24, 2013; June 24, 2014; December 24, 2014; June 24, 2015; December 24, 2015; June 24, 2016 and December 16, 2016.

Where Can I Find Examples of Hypothetical Payments at Maturity?

For a table setting forth hypothetical payments at maturity, see “Description of the Notes — Payment at Maturity — Hypothetical Examples” in this pricing supplement.

Who Publishes the Dow Jones Industrial AverageSM and What Does It Measure?

Unless otherwise stated, all information on the Dow Jones Industrial AverageSM provided in this pricing supplement is derived from Dow Jones Company, Inc., which we refer to as Dow Jones, or other publicly available sources.

Unless otherwise stated, all information on the Dow Jones Industrial AverageSM provided in this pricing supplement is derived from Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC (“CME”). The Dow Jones Industrial AverageSM is a price-weighted index, which means an underlying stock’s weight in the Dow Jones Industrial AverageSM is based on its price per share rather than the total market capitalization of the issuer. The Dow Jones Industrial AverageSM is designed to provide an indication of the composite performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The corporations represented in the Dow Jones Industrial AverageSM tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors.

The Dow Jones Industrial AverageSM is maintained by an Averages Committee comprised of the Managing Editor of The Wall Street Journal, the head of Dow Jones Indexes research and the head of CME Group research. The Averages Committee was created in March 2010, when Dow Jones Indexes became part of CME, a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones & Company. Generally, composition changes occur only after mergers, corporate acquisitions or other dramatic shifts in a component’s core business. When such an event necessitates that one component be replaced, the entire index is reviewed. As a result, when changes are made they typically involve more than one component. While there are no rules for component selection, a stock typically is added only if it has an excellent reputation, demonstrates sustained growth, is of interest to a large number of investors and accurately represents the sector(s) covered by the average.

Changes in the composition of the Dow Jones Industrial AverageSM are made entirely by the Averages Committee without consultation with the corporations represented in the Dow Jones Industrial AverageSM, any stock exchange, any official agency or Citigroup Funding Inc. Although changes to the common stocks included in the Dow Jones Industrial AverageSM tend to be made infrequently, the underlying stocks of the Dow Jones Industrial AverageSM may be changed at any time for any reason. The corporations currently represented in the Dow Jones Industrial AverageSM are incorporated in the United States and its territories and their stocks are listed on the New York Stock Exchange and NASDAQ.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the Dow Jones Industrial AverageSM.

How Has the Dow Jones Industrial AverageSM Performed Historically?

We have provided a table showing the high, low and quarter-end closing values of the Dow Jones Industrial AverageSM for each quarterly period from January 3, 2006 to June 24, 2011 and a graph showing the daily closing values of the Dow Jones Industrial AverageSM from January 3, 2006 through June 24, 2011. You can find the table and the graph in the section “Description of the Dow Jones Industrial AverageSM — Historical Data on the Dow Jones Industrial AverageSM” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones Industrial AverageSM in recent years. However, past performance is not indicative of how the Dow Jones Industrial AverageSM will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“Tax OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be 3.5735% per year, compounded semi-annually. This Tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (regardless of whether U.S. holders receive more or less payments on the notes in tax years prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a fixed rate debt obligation with comparable terms and no contingent payments. The amount of the tax OID is calculated based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If, during any taxable year, you receive actual payments with respect to the notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year your taxable interest income in respect of the notes may be more than, or less than, the cash that you receive. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). Both U.S. and non-U.S. persons considering an investment in the notes should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Securities Exchange?

No. The notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding Inc. is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Citigroup Funding’s and Citigroup Inc.’s affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other broker-dealer affiliates of Citigroup Funding intend to buy and sell notes to create a secondary market for holders of the notes, and may engage in other activities described below in the section “Plan of Distribution; Conflicts of Interest.” However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue them once it has started.

Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes. You should refer to “Risk Factors Relating to the Notes — The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

Citigroup Funding expects to hedge its obligations under the notes through it or one or more of its affiliates. This hedging activity likely will involve trading in one or more of the stocks included in the Dow Jones Industrial AverageSM or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial AverageSM or the stocks included in the Dow Jones Industrial AverageSM. This hedging activity on, or prior to, the pricing date could increase the value of the underlying index and potentially increase the starting index value. This hedging activity also could affect the value of the Dow Jones Industrial AverageSM during the term of the notes and, therefore, the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in Citigroup Funding or its affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest,” “ — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the payment at maturity of the notes will be based on the closing values of the Dow Jones Industrial AverageSM on each of eleven valuation dates, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Dow Jones Industrial AverageSM and other events that are difficult to predict and beyond our control.

The Return on Your Investment in the Notes May Be Zero

The principal amount of the payment at maturity will depend on the final index return percentage. If the final index return percentage is less than or equal to 0%, the note return amount will be equal to zero and the principal payment you receive at maturity will be limited to the amount of your initial investment in the notes, even if the closing value of the Dow Jones Industrial AverageSM is greater than the starting index value at one or more times during the term of the notes.

Negative Interim Index Return Percentages May Offset Positive Interim Index Return Percentages

The notes provide for the payment at maturity of the note return amount, which may be positive or zero and which will be based on the final index return percentage. The final index return percentage will equal the arithmetic average of the eleven interim index return percentages. If the ending index value decreases during one or more periods from the pricing date to the applicable valuation dates resulting in one or more negative interim index return percentages, such negative interim index return percentages could offset entirely any positive interim index return percentages generated by increases in the ending index value during one or more periods from the pricing date to the applicable valuation dates. If any negative interim index return percentages offset entirely any positive interim index return percentages, the final index return percentage will equal 0% and you will receive no return on your notes. Because of the possibility of a zero return, the notes may provide less opportunity for return than an investment in a similar security that would allow you to participate directly in the appreciation of the underlying index or in some or all of the stocks included in the underlying index.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes bear interest at the fixed interest rate of 0.50% per annum. As a result, if the final index return percentage is less than approximately 17.54%, the yield on the notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Dow Jones Industrial AverageSM

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the Dow Jones Industrial AverageSM. The value of the Dow Jones Industrial AverageSM is calculated by reference to the prices of the stocks included in the index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you could have realized if the dividends paid on those stocks were included in the calculation of the Dow Jones Industrial AverageSM.

Special U.S. Federal Income Tax Rules Will Apply to U.S. Holders

The notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a note, each holder of a note agrees to this treatment of the note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the note regardless of whether U.S. holders receive more or less payments with respect to the note in tax years before maturity and regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the notes. Changes in the value of the underlying index will affect the trading price of the notes, but it is impossible to predict whether the value of the underlying index will fall or rise.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the value of the Dow Jones Industrial AverageSM and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index. We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the underlying index changes from its starting index value. However, changes in the value of the underlying index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the underlying index exceeds its starting index value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the underlying index will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the value of the underlying index is below its starting index value, you will likely receive less than the amount you originally invested.

Trading prices of the stocks included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the underlying index, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the underlying index.

Volatility of the Underlying Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the underlying index changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Included in the Underlying Index. General economic conditions and earnings results of the companies whose stocks are included in the underlying index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the underlying index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may decrease.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the underlying index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the Dow Jones Industrial AverageSM or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial AverageSM, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity on, or prior to, the pricing date could increase the price of the underlying index, and potentially increase the starting index value. This hedging activity during the term of the notes could also affect the value of the Dow Jones Industrial AverageSM and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc. Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

You May Not Be Able To Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Dow Jones Industrial AverageSM or Derivative Instruments Related to the Dow Jones Industrial AverageSM by Affiliates of Citigroup Funding Inc.

Citigroup Funding Inc.’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Dow Jones Industrial AverageSM or derivative instruments relating to the Dow Jones Industrial AverageSM for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the Dow Jones Industrial AverageSM and thus, the value of the Dow Jones Industrial AverageSM and the market value of the notes.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes

Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the starting index value, ending index values, interim index return percentages and the final index return percentage, as applicable, and will calculate the amount of cash, if any, you will receive at maturity. Any of these determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of the unavailability, modification or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes (and possibly to other instruments linked to the underlying index or the stock underlying it) through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the Dow Jones Industrial AverageSM or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial AverageSM or the stocks included in the Dow Jones Industrial AverageSM. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Dow Jones Industrial AverageSM and, therefore, the determination of the payment due at maturity. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publisher of the Underlying Index or Any Issuer of Any Stock Included in the Underlying Index

You will have no rights against the publisher of the underlying index, or any issuer of any stock included in the underlying index, even though the amount you receive at maturity, if any, will depend on the weighted values of the underlying index, and such values are based on the prices of the stocks included in the underlying index. By investing in the notes you will not acquire any shares of stocks included in the underlying index and you will not receive any dividends or other distributions, if any, with respect to stocks included in the underlying index. Moreover, you will not have voting, or any other rights with respect to the stocks that underlie the underlying index. The index publisher and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

¡	Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due December 21, 2016 (the “Notes”) are investments linked to an equity index offered by Citigroup Funding Inc. having a maturity of approximately 5.5 years.

From and including the issue date to and including the maturity date, the Notes will bear interest at the fixed per annum rate of 0.50%. Interest on the Notes is payable semi-annually on each December 21 and June 21, beginning on December 21, 2011 and ending on the maturity date (each, an “Interest Payment Date”).

The return on the Notes and the payment at maturity are based on the value of the Dow Jones Industrial AverageSM (the “Underlying Index”) during the period from the Pricing Date up to each of eleven Valuation Dates (each, an “Interim Index Return Percentage”). Subject to the credit risk of Citigroup Inc., at maturity you will receive for each Note you hold a principal payment equal to $1,000 plus a Note Return Amount that depends on the Final Index Return Percentage and the Participation Rate. If the Final Index Return Percentage is less than or equal to 0%, the principal payment you receive at maturity for each Note you hold will equal $1,000, the amount of your original investment in the Notes. If the Final Index Return Percentage is greater than 0%, the principal payment you receive at maturity will be greater than the amount of your original investment in the Notes by a Note Return Amount. The Note Return Amount depends on the Final Index Return Percentage.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $10,000,000 (10,000 Notes). The Notes will mature on December 21, 2016, will constitute part of the senior debt of Citigroup Funding Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the Notes, including the repayment of principal, are subject to the credit risk of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Notes and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

The Notes will bear interest at the fixed per annum rate of 0.50%. Interest on the Notes is payable semi-annually on each June 21 and December 21, beginning on December 21, 2011 and ending on the maturity date. However, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Dow Jones Industrial AverageSM. Interest will be payable to the persons in whose names the Notes are registered at the close of business on the business day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a business day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding business day with the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.

Payment at Maturity

The Notes will mature on December 21, 2016. Subject to the credit risk of Citigroup Inc., on the maturity date, holders of the Notes will be entitled to receive for each Note they hold, a principal payment equal to the sum of $1,000 and a Note Return Amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the Final Index Return Percentage, provided, however, that the principal payment you receive at maturity will not be less than the amount of your original investment in the Notes.

Note Return Amount

The Note Return Amount will depend on the Final Index Return Percentage. If the Final Index Return Percentage is greater than 0%, the note return amount for each Note will equal the product of (a) $1,000, (b) the Final Index Return Percentage, and (c) a Participation Rate of 105%. If the Final Index Return Percentage is less than or equal to 0%, the Note Return Amount for each Note will equal zero.

The “Final Index Return Percentage” will equal the arithmetic average of the eleven Interim Index Return Percentages.

Each “Interim Index Return Percentage” will equal the percentage change in the closing value of the Dow Jones Industrial AverageSM from the Pricing Date to the relevant Valuation Date expressed as the following fraction:

Ending Index Value — Starting Index Value

Starting Index Value

The “Starting Index Value” is 11,934.58.

The “Ending Index Value” will equal the closing value of the Underlying Index on the relevant Valuation Date.

The “Pricing Date” was June 24, 2011.

The “Participation Rate” is 105%.

The “Valuation Dates” will be December 27, 2011; June 25, 2012; December 24, 2012; June 24, 2013; December 24, 2013; June 24, 2014; December 24, 2014; June 24, 2015; December 24, 2015; June 24, 2016 and December 16, 2016.

If no value of the Dow Jones Industrial AverageSM is available on any Index Business Day because of a Market Disruption Event or otherwise, the value of the Dow Jones Industrial AverageSM for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of that index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Dow Jones Industrial AverageSM by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An “Index Business Day” means a day, as determined by the calculation agent, on which the Dow Jones Industrial AverageSM or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Dow Jones Industrial AverageSM on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Dow Jones Industrial AverageSM. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Dow Jones Industrial AverageSM or any successor index, (b) any option or futures contracts, or any options on such futures contracts relating to the Dow Jones Industrial AverageSM or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Dow Jones Industrial AverageSM or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Dow Jones Industrial AverageSM is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Dow Jones Industrial AverageSM will be based on a comparison of the portion of the value of the Dow Jones Industrial AverageSM attributable to that security relative to the overall value of the Dow Jones Industrial AverageSM, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity — Hypothetical Examples

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different Final Index Return Percentages on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $1,000 per Note
•	Principal Amount: $1,000 per Note
•	Hypothetical Starting Index Value of the Dow Jones Industrial AverageSM: 11,934.58
•	Hypothetical Dividend Yield on Dow Jones Industrial AverageSM: 2.51%
•	Hypothetical Participation Rate: 105%
•	Interest Rate: 0.50% per annum
•	Term of the Notes: 5.5 years
•	The Notes are held to maturity

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual total amount you receive will depend on the actual Note Return Amount, which, in turn, will depend on the actual Final Index Return Percentage and Participation Rate. The figures in the below table are rounded to two decimal places.

Hypothetical Final Index Value	Hypothetical Final Index Return Percentage(1)	Hypothetical Note Return Amount(2)	Hypothetical Payment At Maturity(3)	Hypothetical Total Payments on the Notes(4)	Hypothetical Total Return on Dow Jones Industrial AverageSM(5)	Hypothetical Total Return On The Notes

0.00	-100.00%	$0.00	$1,002.50	$1,027.50	-86.20%	2.75%
2,983.65	-75.00%	$0.00	$1,002.50	$1,027.50	-61.20%	2.75%
5,967.29	-50.00%	$0.00	$1,002.50	$1,027.50	-36.20%	2.75%
6,564.02	-45.00%	$0.00	$1,002.50	$1,027.50	-31.20%	2.75%
7,160.75	-40.00%	$0.00	$1,002.50	$1,027.50	-26.20%	2.75%
7,757.48	-35.00%	$0.00	$1,002.50	$1,027.50	-21.20%	2.75%
8,354.21	-30.00%	$0.00	$1,002.50	$1,027.50	-16.20%	2.75%
8,950.94	-25.00%	$0.00	$1,002.50	$1,027.50	-11.20%	2.75%
9,547.66	-20.00%	$0.00	$1,002.50	$1,027.50	-6.20%	2.75%
10,144.39	-15.00%	$0.00	$1,002.50	$1,027.50	-1.20%	2.75%
10,741.12	-10.00%	$0.00	$1,002.50	$1,027.50	3.80%	2.75%
11,337.85	-5.00%	$0.00	$1,002.50	$1,027.50	8.80%	2.75%
11,934.58	0.00%	$0.00	$1,002.50	$1,027.50	13.81%	2.75%
12,531.31	5.00%	$52.50	$1,055.00	$1,080.00	18.81%	8.00%
13,128.04	10.00%	$105.00	$1,107.50	$1,132.50	23.81%	13.25%
13,724.77	15.00%	$157.50	$1,160.00	$1,185.00	28.81%	18.50%
14,321.50	20.00%	$210.00	$1,212.50	$1,237.50	33.81%	23.75%
14,918.23	25.00%	$262.50	$1,265.00	$1,290.00	38.81%	29.00%
15,514.95	30.00%	$315.00	$1,317.50	$1,342.50	43.81%	34.25%
16,111.68	35.00%	$367.50	$1,370.00	$1,395.00	48.81%	39.50%
16,708.41	40.00%	$420.00	$1,422.50	$1,447.50	53.81%	44.75%
17,305.14	45.00%	$472.50	$1,475.00	$1,500.00	58.81%	50.00%
17,901.87	50.00%	$525.00	$1,527.50	$1,552.50	63.81%	55.25%
20,885.51	75.00%	$787.50	$1,790.00	$1,815.00	88.81%	81.50%
23,869.16	100.00%	$1,050.00	$2,052.50	$2,077.50	113.81%	107.75%

(1)	The Hypothetical Final Index Return Percentage is based on a semi-annual average.
(2)	Hypothetical Note Return Amount = $1,000.00 × Hypothetical Index Return Percentage × Hypothetical Participation Rate.
(3)	Hypothetical Payment at Maturity = $1,000.00 + Hypothetical Note Return Amount + Semi-annual interest payment for the last interest period (i.e. $2.51).
(4)	Hypothetical Total Payments on the Notes = $1,000.00 + Hypothetical Note Return Amount + Semi-annual interest payments for 5.5 years at the interest rate of 0.50% per annum (i.e. $27.51).
(5)

Hypothetical Total Return on Dow Jones Dow Jones Industrial AverageSM is based on the percentage change from the Hypothetical Starting Index Value to the Hypothetical Final Index Value and assumes that hypothetical annual dividend yield on the Dow Jones Dow Jones Industrial AverageSM is not compounded annually and not re-invested.

Discontinuance of the Dow Jones Industrial AverageSM

If Dow Jones discontinues publication of the Dow Jones Industrial AverageSM and if Dow Jones or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Dow Jones Industrial AverageSM, then the value of the Dow Jones Industrial AverageSM will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If Dow Jones discontinues publication of the Dow Jones Industrial AverageSM and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the Dow Jones Industrial AverageSM, the value to be substituted for the Dow Jones Industrial AverageSM for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If Dow Jones discontinues publication of the Dow Jones Industrial AverageSM prior to the determination of the Note Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Note Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the Dow Jones Industrial AverageSM or the relevant index as described in the preceding paragraph.

If a successor index is selected or the calculation agent calculates a value as a substitute for the Dow Jones Industrial AverageSM as described above, the successor index or value will be substituted for the Dow Jones Industrial AverageSM for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial AverageSM may adversely affect the market value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Dow Jones Industrial AverageSM or a successor index is changed in any material respect, or if the Dow Jones Industrial AverageSM or a successor index is in any other way modified so that the value of the Dow Jones Industrial AverageSM or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Dow Jones Industrial AverageSM or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones Industrial AverageSM or the successor index. Accordingly, if the method of calculating the Dow Jones Industrial AverageSM or the successor index is modified so that the value of the Dow Jones Industrial AverageSM or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the Dow Jones Industrial AverageSM in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 4.05% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 17308CRW8.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets, an affiliate of Citigroup Funding. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE DOW JONES INDUSTRIAL AVERAGESM

General

Unless otherwise stated, we have derived all information regarding the Dow Jones Industrial AverageSM provided in this pricing supplement, including its composition, method of calculation and changes in components, from Dow Jones, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones. Dow Jones is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones Industrial AverageSM at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the Dow Jones Industrial AverageSM.

The Dow Jones Industrial AverageSM is a benchmark of performance for leading companies in the U.S. stock market. The index consists of 30 “blue-chip” U.S. stocks, although this has not always been the case. The index initially consisted of twelve common stocks and was first published in The Wall Street Journal in 1896. The index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the index have been changed on a relatively infrequent basis.

The Dow Jones Industrial AverageSM is a price-weighted index (i.e., the weight of an underlying stock in the index is based on its price per share rather than the total market capitalization of the issuer of such component stock) comprised of 30 common stocks chosen by the editors of The Wall Street Journal from companies outside of the transportation or utility business that are representative of the broad market of U.S. industry. The corporations represented in the Dow Jones Industrial AverageSM tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the index are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the index, any stock exchange, any official agency or Citigroup Funding Inc. Changes to the common stocks included in the index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of The Wall Street Journal deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Dow Jones Industrial AverageSM, the editors of The Wall Street Journal look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the index may be changed at any time for any reason. Dow Jones, publisher of The Wall Street Journal, is not affiliated with Citigroup Funding Inc. and has not participated in any way in the issuance of the Notes.

The value of the Dow Jones Industrial AverageSM is the sum of the primary exchange prices of each of the 30 common stocks included in the index, divided by a divisor that is designed to provide meaningful continuity in the value of the index. Because the index is price-weighted, stock splits or changes in the component stocks could result in distortions in the index value. In order to prevent such distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the index. The current divisor of the index is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the index may be found in a variety of publicly available sources.

THE DOW JONES INDUSTRIAL AVERAGESM DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Historical Information.

The following table sets forth the high and low closing values, as well as the end-of-quarter closing values, of the Dow Jones Industrial AverageSM from January 3, 2006 through June 24, 2011. We obtained these closing values and other information below from Bloomberg Financial Markets, without independent verification. The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of future performance.

	High	Low	Period End
2006
First	11,317.43	10,667.39	11,109.32
Second	11,642.65	10,706.14	11,150.22
Third	11,718.45	10,739.35	11,679.07
Fourth	12,510.57	11,670.35	12,463.15
2007
First	12,786.64	12,050.41	12,354.35
Second	13,676.32	12,382.30	13,408.62
Third	14,000.41	12,845.78	13,895.63
Fourth	14,164.53	12,743.44	13,264.82
2008
First	13,056.72	11,740.15	12,262.89
Second	13,058.20	11,346.51	11,350.01
Third	11,782.35	10,365.45	10,850.66
Fourth	10,831.07	7,552.29	8,776.39
2009
First	9,034.69	6,547.05	7,608.92
Second	8,799.26	7,761.60	8,447.00
Third	9,829.87	8,146.52	9,712.28
Fourth	10,548.51	9,487.67	10,428.05
2010
First	10,907.42	9,908.39	10,856.63
Second	11,205.03	9,774.02	9,774.02
Third	10,860.26	9,686.48	10,788.05
Fourth	11,585.38	10,751.27	11,577.51
2011
First	12,391.25	11,613.30	12,319.73
Second (through June 24)	12,810.54	11,897.27	11,934.58

On June 24, 2011, the closing value of the Dow Jones Industrial AverageSM was 11,934.58.

The following graph illustrates the historical performance of the Dow Jones Industrial AverageSM based on the closing value thereof on each Index Business Day from January 3, 2006 through June 24, 2011. Past movements of the index are not indicative of future index values.

License Agreement

The “Dow Jones Industrial AverageSM” is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC (“CME”) and has been licensed for use. “Dow Jones®”, “Dow Jones Industrial AverageSM”, “Dow Jones Indexes” and “DJIA” are service marks of Dow Jones Trademark Holdings LLC (“Dow Jones”) “) and have been licensed to CME and have been sublicensed for use for certain purposes by Citigroup Global Markets Inc. and its affiliates (the “Licensee”). The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates (collectively the “Corporations”). The Corporations make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. The only relationship of the Corporations to the Licensee is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial AverageSM, which is determined, composed and calculated by CME without regard to the Licensee or the Notes. The Corporations have no obligation to take the needs of the Licensee or the holders of the Notes into consideration in determining, composing or calculating Dow Jones Industrial AverageSM. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no obligation or liability in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, CME and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by the Licensee, but which may be similar to and competitive with the Notes. In addition, CME and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial AverageSM. It is possible that this trading activity will affect the value of the Dow Jones Industrial AverageSM and the Notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND THE CORPORATIONS SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE CORPORATIONS MAKE

NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND THE LICENSEE, OTHER THAN THE LICENSORS OF CME.

All disclosures contained in this pricing supplement regarding the Dow Jones Industrial AverageSM, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones. None of Citigroup Funding, Citigroup Inc., Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date on which the Notes are initially priced for sale to the public, all of which are subject to change at any time (possibly with retroactive effect).

This summary only addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and U.S. Holders whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of purchasing, holding and disposing of the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments (the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest. A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 3.5735%, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, on each Interest Payment Date a fixed payment of $2.50, and a payment of $1,186.66 at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each Note will be issued at par. However, the Notes will be issued with an original issue discount for U.S. federal income tax purposes (“Tax OID”) and which a U.S. Holder must accrue into income based on the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year regardless of whether holders receive more or less payments on the Notes prior to maturity. The Tax OID amounts take into account the payment of the fixed semi-annual coupons paid throughout the term of the Note. Accordingly, U.S. Holders should report only the Tax OID (subject to any adjustment for the contingent payments paid in that year) and should not also include any separate amount in income as a result of the fixed semi-annual coupons.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder buys a Note at original issue for $1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: $18.076 in 2011; $36.570 in 2012; $37.708 in 2013; $38.888 in 2014; $40.109 in 2015; and $40.200 in 2016 (adjusted as described below).

Adjustments to Interest Accruals on the Notes. If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service (“IRS”) Form 1099) stating accrued Tax OID in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes. When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note upon an early redemption or at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss. The deduction of capital losses is subject to limitations.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the 2% miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding, or otherwise fail to comply with applicable backup withholding rules. U.S. Holders may also be subject to information reporting and backup withholding with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences of purchasing, holding or disposing of the Notes that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of the Citigroup Funding stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding. In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an IRS Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax. A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax, provided that interest in the Notes is not then effectively connected with the conduct of a U.S. trade or business.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $10,000,000.00 principal amount of the Notes (10,000 Notes) for $965.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, at the public offering price less a fixed selling concession of $35.00 per Note. Citigroup Global Markets will pay this fixed selling concession to selected dealers and their financial advisors collectively, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35.00 for each Note they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $35.00 per Note they sell. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $35.00 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The actual public offering price, the underwriting fee received by Citigroup Global Markets and the selling concession granted to selected dealers per Note may be reduced for volume purchase discounts depending on the aggregate amount of the Notes purchased by a particular investor according to the following chart.

Aggregate Principal Amount of Notes for Any Single Investor	Price to Public per Note	Underwriting Fee per Note	Concession per Note
<$1,000,000	$1,000.00	$35.00	$35.00
>= $1,000,000 and <$3,000,000	$995.00	$30.00	$30.00
>=$3,000,000 and <$5,000,000	$992.50	$27.50	$27.50
>=$5,000,000	$990.00	$25.00	$25.00

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the Notes distributed by such dealers.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Douglas C. Turnbull, Associate General Counsel - Capital Markets and Corporate Reporting of the Guarantor and counsel to the Citigroup Funding Inc, when the Notes offered by this pricing supplement have been executed and issued by the Citigroup Funding Inc and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes and related guarantee will be legal, valid and binding obligations of the Citigroup Funding Inc and the Guarantor, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution). In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of documents as stated in the opinion dated May 11, 2011, which has been filed as exhibit number 5(a) to the Citigroup Funding Inc’s Registration Statement on Form S-3 (No. 333-172554).

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Page

Pricing Supplement
Summary Information — Q&A	PS-2
Risk Factors Relating to the Notes	PS-6
Description of the Notes	PS-10
Description of the Dow Jones Industrial AverageSM	PS-16
Certain United States Federal Income Tax Considerations	PS-20
Plan of Distribution; Conflicts of Interest	PS-23
ERISA Matters	PS-24
Validity of the Notes	PS-24

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	9
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28

Citigroup Funding Inc.

Medium-Term Notes, Series D

Market-Linked Notes

Based on the Value of the

Dow Jones Industrial AverageSM

Due December 21, 2016

$1,000.00 per Note

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally

Guaranteed by Citigroup Inc.

Pricing Supplement

June 24, 2011

(Including Prospectus Supplement

Dated May 12, 2011 and

Prospectus Dated May 12, 2011)